SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐+65

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A amends the Report of Foreign Private Issuer on Form 6-K/A furnished by Woori Bank to the Securities and Exchange Commission on September 20, 2018, which contained as an exhibit thereto an English language summary of an Amended Report of a Material Event, originally filed by Woori Bank with the Korea Exchange on September 20, 2018, regarding its plans to engage in a comprehensive stock transfer to establish a holding company structure (the “Original Report”).

On November 8, 2018, Woori Bank filed with the Korea Exchange an Amended Report of a Material Event (the “Amended Report”), reflecting the following amendment to the Original Report:

Item	Prior to amendment	As amended
16. Other matters necessary for an investor’s decision	—	(8) On November 7, 2018, the Company received approval from the Financial Services Commission for the establishment of Woori Financial Group Inc. (expected name), and the candidates for the executive officers of Woori Financial Group Inc. (expected name) determined by the board of directors on November 8, 2018 are as follows.
		Name	Date of Birth	Term*	Experience	Other
		Tae-Seung Sohn	May 16, 1959	Until the end of the annual general meeting of shareholders for FY2019	• Executive Vice President of the Global Business Unit of Woori Bank • Head of the Global Business Unit of Woori Bank • (Current) President and Chief Executive Officer of Woori Bank	Standing Director (Representative Director, President and Chief Executive Officer)

		Sung-Tae Ro	September 3, 1946	Until the end of the annual general meeting of shareholders for FY2020	• President of Korea Economic Research Institute • President of Hanwha Life Economic Research Institute • Advisor to Hanwha Life Economic Research Institute	Outside Director (Member of the Audit Committee)

Sang-Yong Park	February 21, 1951	Until the end of the annual general meeting of shareholders for FY2020	• Chairman of Public Fund Oversight Committee • (Current) Honorary Professor at the School of Business at Yonsei University	Outside Director

Chan-Hyoung Chung	February 15, 1956	Until the end of the annual general meeting of shareholders for FY2020	• Vice Chairman of Korea Investment Management Co., Ltd. • Representative Director of POSCO Capital • (Current) Advisor to POSCO Capital	Outside Director (Member of the Audit Committee)

Zhiping Tian	February 22, 1966	Until the end of the annual general meeting of shareholders for FY2020

•  Vice President of Industrial and Commercial Bank of China (“ICBC”), Branch of Sichuan Province

•  Director-General Manager of ICBC Middle East Limited / ICBC London Limited

•  (Current) Vice Managing Director of Beijing FUPU DAOHE Investment. Management Ltd

Outside Director

Dong-Woo Chang	January 21, 1967	Until the end of the annual general meeting of shareholders for FY2020	• Representative Partner of IMM Investment Management • (Current) Chief Executive Officer and Representative Director of IMM Investment Corp.	Outside Director (Member of the Audit Committee)

Chang-Sik Bae	December 8, 1963	Until the end of the annual general meeting of shareholders for FY2019

•  Bankruptcy Trustee of the Korea Deposit Insurance Corporation

•  Head of Department of Settlement and Recovery Planning 2 of the Korea Deposit Insurance Corporation

•  (Current) Head of the Office of Human Resources Development at the Korea Deposit Insurance Corporation

Non-Standing Director

*  Commencement of term: Date of registration of the establishment of the holding company

Please note that the determination of the board of directors above becomes effective upon approval of the stock transfer plan at the general meeting of shareholders expected to take place on December 28, 2018.

An English language summary of the Amended Report, reflecting the above amendment, is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)
Date: November 8, 2018	By: /s/ Won-Duk Lee
(Signature)

Name: Won-Duk Lee

Title: Managing Director

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